June 8, 2011
BY EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie
Division of Corporation Finance

Re:	Ryder System, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 15, 2011 File No. 001-04364
Ladies and Gentlemen:
     We formally request an extension until July 5, 2011 to respond to the comments provided by the Staff of the Securities and Exchange Commission in its letter dated June 3, 2011.
     Please direct any questions or comments to the undersigned at (305) 500-4015 or fax at (305) 500-3198.

Very truly yours,
/s/ Flora R. Perez
Flora R. Perez
Vice President and Deputy General Counsel Ryder System, Inc.